UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number	1-11750

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 11-K	☐	Form 20-F	☐	Form 10-Q	☐	Form N-SAR

For Period Ended:	January 31, 2008
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant: AEROSONIC CORPORATION
Former Name if Applicable:
Address of Principal Executive Office (Street and number): 1212 NORTH HERCULES AVENUE
City, state and zip code: CLEARWATER FL 33765

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aerosonic Corporation (the "Registrant") requires additional time to prepare and file its Annual Report on Form 10-K for the year ended January 31, 2008 (the “10-K”) because the Registrant and its independent registered public accounting firm are still in the process of completing the audit of the financial statements as of January 31, 2008 and are not able to finish such process in a manner to allow the timely filing of the 10-K without unreasonable effort or expense.

The Company expects to file the Form 10-K as soon as practicable and in any event no later than the fifteenth calendar day following the required filing date as provided by Rule 12b-25 for delayed filings.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
	Charles L. Pope, Executive Vice President and Chief Financial Officer	(727)	461-3000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	YES ☒	No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	YES ☒	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Registrant anticipates that it will report a significant change in its results of operations for the fiscal year ended January 31, 2008 from the previous fiscal year. While the Registrant anticipates that it will report a net loss for the fiscal year ended January 31, 2008 compared to net income of $0.6 million for the previous fiscal year, resulting primarily from the consolidation of its two manufacturing facilities, it can not at the time of this request provide an estimate of that loss. The Registrant is presently finalizing certain accounting and reporting issues that will impact its reported net loss. Among them are the following:

•	The allocation of the purchase price of its fiscal 2008 acquisition of OP Technologies, Inc.;
•	The calculation of certain environmental clean up costs related to its plant facility in Earlysville, Virginia;
•

The calculation of the integration costs of the operations of the Registrant resulting from the closure of the plant located in Wichita, Kansas and the planned closure of the plant located in Earlysville, Virginia; and

•	The income tax accounting treatment of the above issues.

Aerosonic Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2008	By:	/s/ Charles L. Pope
Charles L. Pope, Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).